

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 6, 2009

Mr. James Murphy
Chief Executive Officer and Chairman of the Board
Datameg Corporation
2150 South 1300 East, Suite 500
Salt Lake City, Utah 84106

      Re: Datameg Corporation
              Preliminary Proxy Statement on Schedule 14A
              Filed April 27, 2009
              File No. 333-128060

Dear Mr. Murphy:

      We have limited our review of your filing to those issues we have addressed in our comment below. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to indicate that the proxy card and proxy statement are "preliminary" copies. Refer to Rule 14a-6(e)(1) of the Securities Exchange Act of 1934.

2.   Revise your preliminary proxy statement to clearly indicate whether any of the three proposals included are related to or conditioned on the approval of any of the other proposals. See Rule 14a-4(a)(3) of the Securities Exchange Act of 1934.

3.   Please revise your proxy statement to provide additional disclosure with respect to the relationship between the transactions discussed in your preliminary proxy statement. For example, indicate whether your reverse stock split and acquisition of Natural Blue Resources is contingent upon your sale of American Marketing & Sales, Inc. to Blue Earth Solutions, Inc. Also discuss any relationships among the parties, including common directors, officers or stockholders and include expanded background disclosure in your summary. We may have further comments following your response.

Proposal 1. Shareholder Approval of the Sale of American Marketing to Blue Earth

4.   We note in your preliminary proxy statement that Proposal 1 contemplates the receipt of shares of common stock of Blue Earth Solutions, Inc. Please revise your preliminary proxy statement to provide additional disclosure regarding features of the consideration, particularly the common stock of Blue Earth Solutions, Inc., the value of any shares to be received by you and any other material information regarding this transaction so that your stockholders may make an informed decision regarding the approval of Proposal 1.

5.   We note that Proposal 2 in your preliminary proxy statement relates to the approval of a reverse stock split. Please revise your preliminary proxy statement to indicate whether the shares to be exchanged to Blue Earth will be on a pre-split or post-split basis.

Proposal 2. Shareholder Approval of a Reverse Stock Split and Amendment of the Certificate of Incorporation

6.   We note that Proposal 2 relates to an amendment to your certificate of incorporation to implement a 1-for-100 reverse stock split. Revise your preliminary proxy statement to clearly highlight that the number of authorized shares of common stock will not be reduced, but available for issuance by the Board without further stockholder action. Describe the dilution and related effects of the reverse stock split upon your current stockholders.

7.   Please provide further disclosure with respect to the private placement of shares of common stock of Natural Blue Resources, Inc. that began on April 14, 2009. In your revised disclosure, indicate the exemption from registration relied upon for this offering, the number of accredited investors involved in the offering and any relevant relationships among these investors and Natural Blue Resources current stockholders, officers and directors. It also appears that the 3 million shares from this offering will be exchanged for Datameg shares under the Share Exchange Agreement signed on April 14, 2009. Provide an analysis as to the exemption from registration you are relying upon for the share exchange and indicate whether the private placement impacts your analysis.

As appropriate, please revise your preliminary information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273, or me, at (202) 551-3257, with any other questions.

Sincerely,

Celeste Murphy
Legal Branch Chief